STATEMENT OF INVESTMENTS
Global Stock Fund
August 31, 2007 (Unaudited)

Common Stocks--92.5%	Shares	Value ($)
Consumer Goods--12.8%		
Canon	6,700	383,168
Daito Trust Construction	6,400	303,897
Denso	7,900	277,376
Honda Motor	8,300	273,690
L'Oreal	3,700	433,574
LVMH Moet Hennessy Louis Vuitton	3,800	424,628
Nestle	1,150	500,269
Reckitt Benckiser	5,800	315,792
		2,912,394
Consumer Services--13.4%		
AEON Mall	12,700	387,205
Hennes & Mauritz, Cl. B	3,453	194,518
Home Depot	6,000	229,860
Inditex	3,100	181,886
Kingfisher	55,000	231,005
Secom	4,000	194,233
Shimamura	1,700	157,866
SYSCO	10,000	333,800
Wal-Mart Stores	8,800	383,944
Walgreen	8,900	401,123
William Morrison Supermarkets	60,000	336,364
		3,031,804
Energy--13.5%		
Anadarko Petroleum	8,900	435,922
BG Group	26,500	423,150
CNOOC	390,000	478,922
EOG Resources	6,000	404,160
Suncor Energy	4,800	430,408
Total	5,800	436,741
Woodside Petroleum	12,300	456,408
		3,065,711
Energy Services--6.8%		
CLP Holdings	53,000	366,055
Hong Kong & China Gas	180,500	416,819
Nabors Industries	10,300 [a]	304,777
Schlumberger	4,600	443,900
		1,531,551
Financial Services--6.6%		
DBS Group Holdings	31,000	405,638
Millea Holdings	9,200	355,876
Mitsubishi Estate	14,000	375,388
Mitsubishi UFJ Financial Group	38	365,249
		1,502,151
Health Care--15.2%		
Abbott Laboratories	8,100	420,471
Astellas Pharma	8,100	376,105
C.R. Bard	2,500	208,475
Cie Generale d'Optique Essilor International	5,500	333,945
Eisai	9,100	378,702
GlaxoSmithKline	16,500	431,930
Johnson & Johnson	5,100	315,129

Medtronic	6,000	317,040
Patterson Cos.	6,800 [a]	250,104
Takeda Pharmaceutical	6,000	413,083
		3,444,984
Industrials--11.3%		
Daikin Industries	9,600	431,664
Fanuc	3,800	370,513
Hutchison Whampoa	43,000	429,280
Keyence	1,900	421,730
Nitto Denko	5,800	270,421
Rio Tinto	5,100	332,697
Shin-Etsu Chemical	4,100	297,070
		2,553,375
Technology--12.9%		
Advantest	7,700	283,608
Automatic Data Processing	6,800	311,032
China Mobile	18,000	243,815
Cisco Systems	10,500 [a]	335,160
Hirose Electric	600	72,322
HOYA	12,800	444,756
Intel	8,500	218,875
Linear Technology	6,100	207,339
Murata Manufacturing	4,000	280,850
Rohm	3,500	311,831
Telefonaktiebolaget LM Ericsson, Cl. B	59,000	219,010
		2,928,598
Total Common Stocks (cost $20,513,710)		**20,970,568**

Other Investment--3.5%

Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund (cost $800,000)	800,000 [b]	**800,000**
Total Investments (cost $21,313,710)	**96.0%**	**21,770,568**
Cash and Receivables (Net)	**4.0%**	**910,246**
Net Assets	**100.0%**	**22,680,814**

a Non-income producing security.

b Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF INVESTMENTS
International Stock Fund
August 31, 2007 (Unaudited)

Common Stocks--96.2%	Shares	Value ($)
Consumer Goods--15.3%		
Canon	23,200	1,326,792
Daito Trust Construction	26,400	1,253,573
Denso	27,000	947,995
Honda Motor	29,000	956,265
L'Oreal	11,700	1,371,031
LVMH Moet Hennessy Louis Vuitton	11,900	1,329,756
Nestle	3,500	1,522,558
Reckitt Benckiser	18,000	980,045
		9,688,015
Consumer Services--10.4%		
AEON Mall	42,000	1,280,520
Hennes & Mauritz, Cl. B	13,160	741,341
Inditex	11,000	645,401
Kingfisher	202,000	848,420
Secom	26,200	1,272,223
Shimamura	10,000	928,621
William Morrison Supermarkets	155,000	868,941
		6,585,467
Energy--14.7%		
BG Group	87,000	1,389,211
BP	118,000	1,291,375
CNOOC	1,400,000	1,719,206
Suncor Energy	17,800	1,596,095
Total	17,800	1,340,344
Woodside Petroleum	53,400	1,981,477
		9,317,708
Energy Services--6.4%		
Centrica	180,000	1,389,528
CLP Holdings	185,000	1,277,739
Hong Kong & China Gas	593,500	1,370,539
		4,037,806
Financial Services--7.9%		
DBS Group Holdings	87,000	1,138,403
Millea Holdings	33,000	1,276,513
Mitsubishi Estate	50,000	1,340,673
Mitsubishi UFJ Financial Group	131	1,259,149
		5,014,738
Health Care--12.8%		
Astellas Pharma	31,500	1,462,631
Cie Generale d'Optique Essilor International	21,800	1,323,635
Eisai	30,700	1,277,600
GlaxoSmithKline	53,700	1,405,737
Novartis	24,600	1,298,220
Takeda Pharmaceutical	19,500	1,342,521
		8,110,344
Industrials--13.1%		
Daikin Industries	27,500	1,236,537
Fanuc	14,300	1,394,301
Hutchison Whampoa	125,000	1,247,906
Keyence	6,000	1,331,779
Nitto Denko	19,000	885,863
Rio Tinto	13,800	900,238

Shin-Etsu Chemical	17,800	1,289,718
		8,286,342
Retailing--2.1%		
Tesco	158,000	**1,352,800**
Technology--13.5%		
Advantest	26,000	957,638
China Mobile	65,000	880,443
Hirose Electric	8,200	988,407
HOYA	40,000	1,389,861
Murata Manufacturing	13,200	926,804
Nokia	25,200	830,121
NTT DoCoMo	350	535,467
Rohm	11,800	1,051,317
Telefonaktiebolaget LM Ericsson, Cl. B	260,000	965,127
		8,525,185
Total Common Stocks (cost $59,420,507)		**60,918,405**

Other Investment--3.6%

Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund (cost $2,250,000)	2,250,000 [a]	**2,250,000**
Total Investments (cost $61,670,507)	**99.8%**	**63,168,405**
Cash and Receivables (Net)	**.2%**	**138,726**
Net Assets	**100.0%**	**63,307,131**

a Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.